EXHIBIT 99.1

North American Construction Group Ltd. Announces Early Redemption of 5.5% Debentures Due June 30, 2028

ACHESON, Alberta, Jan. 29, 2025 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) announced today that it has delivered notice to the holders of the Company’s outstanding 5.5% convertible unsecured subordinated debentures due June 30, 2028 (the “Debentures”) that pursuant to Section 4.3 of the trust indenture governing the Debentures dated June 1, 2021 (the “Trust Indenture”), the Company will, effective February 28, 2025 (the “Redemption Date”), redeem all issued and outstanding Debentures, plus accrued interest thereon.

In accordance with the Trust Indenture, holders of these Debentures may convert the outstanding Debentures into common shares of the Company at a price of $24.23 per share, which is at a discount to the closing price of NACG’s common shares of $28.45 per share on January 29, 2025, the date of this press release.

The Company encourages individual holders of Debentures (“Debentureholders”) to review redemption instructions from their financial institution to ensure a request for conversion is submitted in advance of the cutoff time set by the Debentureholder’s financial institution. This can be several days in advance of the Redemption Date and is not controlled by the Company.

As of the date hereof, there was $74,106,000 ($1,000 per Debenture) aggregate principal amount of Debentures issued and outstanding. Accordingly, on the Redemption Date, subject to compliance with the Trust Indenture, the holder of each Debenture (unless converted prior to the Redemption Date in accordance with the terms of the Trust Indenture) will receive a total payment of $1,008.86111 (the “Redemption Price”), comprised of a principal repayment of $1,000.00 and all accrued and unpaid interest thereon from the interest payment date of December 31, 2024 of $8.86111 until the Redemption Date. All interest on the Debentures shall cease from and after the Redemption Date.

The Company intends to pay the Redemption Price in cash. Subject to regulatory approval, the Company intends to have the Debentures de-listed from the Toronto Stock Exchange following their redemption.

About the Company

NACG is one of Canada and Australia’s largest providers of heavy construction and mining services. For more than 70 years, NACG has provided services to the mining, resource, and infrastructure construction markets. For more information about North American Construction Group Ltd., visit www.nacg.ca.

For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 948-2009
jveenstra@nacg.ca
www.nacg.ca

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “will”, “intends”, “may”, “could” or similar expressions. In particular, this news release contains forward-looking statements and information relating to the redemption of the Debentures, the issuance of Common Shares as payment of the Redemption Price, the payment of cash in respect of interest and fractional shares and the anticipated de-listing of the Debentures. These forward-looking statements are being made by NACG based on certain assumptions that NACG has made in respect thereof as at the date of this news release, regarding, among other things that all required regulatory approvals will be obtained on the necessary terms in a timely manner; and that NACG will, on the Redemption Date, meet all of the required terms and conditions of the Debentures (including those set forth in the applicable debenture indentures) in order to effect the redemption on the terms currently contemplated (which includes assumptions respecting trading prices of the Common Shares). These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the risk that regulatory approvals will not be obtained in the timelines or on the terms required thereby delaying the redemption or causing it to not occur at all; the risk that NACG will not be able to meet the requirements for redemption on the Redemption Date, including with respect to the price of its Common Shares, which ability may be impacted by a number of risk factors. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject are highlighted in the Company’s MD&A for the year ended December 31, 2023 and quarter ending September 30, 2024. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com.